Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 filed on June 11, 2010) and related Prospectus of Public Storage for the registration of its common shares of beneficial interest, preferred shares of beneficial interest, equity shares of beneficial interest, depositary shares, warrants, debt securities and units to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedule of Public Storage and the effectiveness of internal control over financial reporting of Public Storage, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

June 11, 2010

Los Angeles, California